   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 1998
                                                     REGISTRATION NO. 333-41633

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                   MBIA INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       CONNECTICUT                   6399                    06-1185706
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                                113 KING STREET
                            ARMONK, NEW YORK 10504
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             LOUIS G. LENZI, ESQ.
                                   MBIA INC.
                                113 KING STREET
                            ARMONK, NEW YORK 10504
                                (914) 273-4545
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   Copies to

 ANDREW L. SOMMER, ESQ.      RAM D. WERTHEIM, ESQ.    ROBERT L. FRIEDMAN, ESQ.
DEBEVOISE & PLIMPTON 875   CAPMAC HOLDINGS INC. 885       SIMPSON THACHER &
 THIRD AVENUE NEW YORK,     THIRD AVENUE NEW YORK,     BARTLETT 425 LEXINGTON
     NEW YORK 10022             NEW YORK 10022          AVENUE NEW YORK, NEW
                                                             YORK 10017

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the transactions described in the enclosed Proxy
Statement/Prospectus.

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                   MBIA INC.

                                  PROSPECTUS

                               ----------------

                             CAPMAC HOLDINGS INC.

                                PROXY STATEMENT

                               ----------------

                   SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS
                            DATED DECEMBER 29, 1997

  This Supplement (the "Supplement") supplements the Proxy Statement/Prospectus, dated December 29, 1997 (the "Proxy Statement/Prospectus"), previously furnished to the stockholders of CapMAC Holdings Inc., a Delaware corporation ("CapMAC"), relating to the special meeting of stockholders of CapMAC to be held on February 10th, 1998 (the "Special Meeting"). As described in the Proxy Statement/Prospectus, at the Special Meeting the CapMAC stockholders will be asked to consider and act on a proposal providing for the merger (the "Merger") of CapMAC with and into CMA Acquisition Corporation, a Delaware corporation ("Sub") and a subsidiary of MBIA Inc., a Connecticut corporation ("MBIA") in accordance with the terms of the Agreement and Plan of Merger, dated as of November 13, 1997 (the "Original Agreement", and, as amended by Amendment No. 1 thereto, dated January 16, 1998 (the "Amendment), the "Merger Agreement"), among MBIA, Sub and CapMAC.

  By virtue of the Amendment, the Merger Agreement now provides that each share of CapMAC Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by CapMAC as treasury stock or owned by MBIA or Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled) will be converted into the right to receive that number of shares of MBIA Common Stock equal to the quotient (the "Exchange Ratio") determined by dividing $31.00 (rather than $35.00 as provided in the Original Agreement) by the average of the closing sales prices of MBIA Common Stock as reported on the NYSE Composite Tape on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the effective time of the Merger, rounded to the nearest 1/10,000th. In contrast to the original terms of the Merger, such Exchange Rate will not be subject to any "collars" in the event of a significant change in the price of MBIA Common Stock.

  This Supplement should be read in conjunction with the information set forth in the Proxy Statement/Prospectus. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Proxy Statement/Prospectus. If you wish to receive another copy of the Proxy Statement/Prospectus, please call CapMAC's Investor Relations Office ((212) 755-1155) or Charles Koons of MacKenzie Partners, Inc. ((212) 929-5500). The information contained herein with respect to the change in the Exchange Ratio and the other amendments to the Original Agreement effected by the Amendment supersedes the description of the Exchange Ratio and related matters in the Proxy Statement/Prospectus, including under "SUMMARY OF PROXY STATEMENT/PROSPECTUS--The Proposed Merger", "SUMMARY PRO FORMA PER SHARE AND OTHER DATA", "RISK FACTORS--Determination of Exchange Ratio", "SELECTED PRO FORMA FINANCIAL DATA", "THE PROPOSED MERGER--Conversion of Shares", "THE PROPOSED MERGER--The Merger Agreement--Other Acquisition Proposals; Fees and Expenses; Termination".

  On January , 1998, the most recent practicable date prior to the printing of this Supplement, the closing price of MBIA Common Stock as reported on the
NYSE Composite Tape was $    per share, and the closing price of CapMAC Common
Stock as reported on the NYSE Composite Tape was $    per share. Based on
approximately 19,959,121 shares of CapMAC Common Stock outstanding as of December 19, 1997 (on a fully diluted basis) and using an Exchange Ratio of
    based on the MBIA Common Stock Price of $   on January  , 1998, the most
recent practicable price prior to printing this Supplement, the value of the aggregate consideration that will be issued to CapMAC stockholders in the Merger would
be approximately $   million. The actual value of the consideration issued to
the CapMAC stockholders in the Merger will depend on the Exchange Ratio and the MBIA Common Stock Price at the Effective Time, STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MBIA COMMON STOCK.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

  Certain of the statements contained in this Supplement and the Proxy Statement/Prospectus and in documents incorporated therein by reference may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, (i) the statements in "THE PROPOSED MERGER--CapMAC's Reasons for the Merger; Recommendation of the CapMAC Board","--Opinion of CapMAC's Financial Advisor" and "--Plans for CapMAC After the Merger" concerning, among other things, (a) prospective considerations that the CapMAC Board took into account in arriving at its respective recommendation in favor of the Merger,
(b) MBIA management's belief with respect to the geographic and strategic fit of CapMAC with MBIA's existing business and (c) MBIA's plans for consolidating CapMAC's operations and MBIA management's expectations concerning the time to complete such consolidation, and (ii) variations in the foregoing statements whenever they appear in this Supplement and the Proxy Statement/Prospectus and the documents incorporated therein by reference. Forward-looking statements are made based upon either MBIA or CapMAC management's current expectations and beliefs concerning future developments and their potential effects upon MBIA or CapMAC, respectively. There can be no assurance that future developments affecting either MBIA or CapMAC will be those anticipated by their respective managements. Actual results differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for MBIA's or CapMAC's products; the uncertainty inherent in establishing appropriate levels of loss reserves by CapMAC, the potential reduction in the total estimated present value of future revenues actually realized by CapMAC by factors such as early termination of insurance contracts, accelerated prepayments of underlying obligations or lower than anticipated utilization of insured structured programs, such as commercial paper conduits; MBIA's failure to achieve anticipated levels of earnings or operational efficiencies related to recently acquired companies, as well as other cost-saving initiatives; and difficulties in combining the operations of MBIA with the operations of CapMAC, and the potential loss of key personnel in connection with the Merger.

  While CapMAC and MBIA each reassess material trends and uncertainties affecting each company's financial condition and results of operations, in connection with its preparation of management's discussion and analysis of financial condition and results of operations contained in each company's quarterly and annual reports, neither CapMAC nor MBIA intends to review or revise in light of future events any particular forward-looking statement referenced in this Supplement and the Proxy Statement/Prospectus or incorporated therein by reference.

  The information referred to above should be considered by CapMAC stockholders when reviewing any forward-looking statements contained in this Supplement and the Proxy Statement/Prospectus, in any documents incorporated therein by reference, in any of CapMAC's or MBIA's public filings or press releases or in any oral statements made by either CapMAC or MBIA or any of their respective officers or other persons acting on their behalf. By means of this cautionary statement, each of CapMAC and MBIA intends to avail itself of the safe harbor from liability with respect to forward-looking statements that is provided by Section 27A and Section 21E referred to above.

                      THE DATE OF THIS SUPPLEMENT TO THE
                 PROXY STATEMENT/PROSPECTUS IS JANUARY  , 1998

                         CERTAIN AVAILABLE INFORMATION

  The Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith, including, without limitation, MBIA's current report on Form 8-K dated January 16, 1998 and CapMAC's current report on Form 8-K dated January 20, 1998. A copy of such documents is available without charge to any person, including any beneficial owner, to whom this Supplement and the Proxy Statement/Prospectus is delivered, upon written or oral request of such person. Requests for such documents relating to MBIA should be directed to MBIA Inc., 113 King Street, Armonk, New York 10504, Attention: Investor Relations, telephone number (914) 273-4545; and documents relating to CapMAC should be directed to CapMAC Holdings Inc., 885 Third Avenue, New York, New York 10022, Attention: Investor Relations, telephone number (212) 755-1155.

                               TABLE OF CONTENTS

CERTAIN AVAILABLE INFORMATION.............................................    3
CERTAIN RECENT DEVELOPMENTS...............................................    4
  General.................................................................    4
  Background of the Merger Update.........................................    4
  Amendment to Merger Agreement...........................................    6
  Opinion of CapMAC's Financial Advisor...................................    8
  Pro Forma Financial Information Update..................................   11
  Filings and Approvals by Insurance Regulators Update....................   12
Annex A--Amendment No. 1, dated January 16, 1998 to the Agreement and Plan of Merger dated as of November 13, 1997
Annex B--Opinion of Salomon Brothers Inc, dated January 16, 1998

                          CERTAIN RECENT DEVELOPMENTS

GENERAL

  As a result of certain developments described below under "--Background of the Merger Update", the Original Agreement was amended in several respects. The amendments include (i) a revised exchange ratio based on $31.00 (rather than $35.00 as originally provided), (ii) the elimination of the "collar" from the exchange ratio, (iii) the provision for an $8 million facility fee to be paid to MBIA if the Original Agreement were terminated under the circumstances triggering the payment of the $19.4 million Termination Fee, (iv) a 60-day suspension of CapMAC's ability to provide information to and conduct negotiations with any potential bidder and (v) a mutual right to terminate the Merger Agreement if CapMAC's stockholders do not approve the Merger by March 15, 1998. The parties also agreed to amend the definition of "Material Adverse Effect" in the Original Agreement so that no further adverse developments in Asia would be considered a Material Adverse Effect for purposes of preconditions to the Closing. See "--Amendment to Merger Agreement".

BACKGROUND OF THE MERGER UPDATE

  In connection with its financial guaranty business, CapMAC's insurance subsidiary Capital Markets Assurance Corporation ("CapMAC Assurance") has issued guarantees of the payments due on obligations issued by entities located in certain Asian countries, with a significant concentration in government-owned entities in Korea. CapMAC Assurance has also issued guarantees of the payment obligations on collateralized bond obligations that were backed by various bonds issued by sovereign and corporate entities located in emerging market countries, including various Asian countries.

  CapMAC Assurance reinsured a portion of its exposure on such policies with Asian Securitization and Infrastructure Assurance (pte) Ltd. ("ASIA Ltd"), a Singapore-based bond guarantor specializing in Asian obligations in which CapMAC has an 11% equity interest. CapMAC has invested $10.4 million in the equity of ASIA Ltd and has committed to invest an additional $4.9 million of equity. A subsidiary of CapMAC also provides advice to ASIA Ltd under a technical assistance agreement. In addition, in a few instances a policy issued by ASIA Ltd was used to obtain an investment grade rating with respect to an obligation guaranteed by CapMAC Assurance. At the time that CapMAC Assurance issued or committed to issue guarantees of Asian obligations and/or reinsured such guarantees with ASIA Ltd, the countries in which such entities were located were rated investment grade and ASIA Ltd was rated "A" by Standard & Poor's Ratings Services Corporation ("S&P") and "AA" by Duff & Phelps Credit Rating Co.

  Between December 21, 1997 and December 31, 1997, due to increasing instability in the Asian financial markets, S&P and Moody's Investors Service, Inc. ("Moody's") downgraded to below investment grade the sovereign credit ratings of various Asian countries, including various countries in which CapMAC Assurance has exposure. On December 11, 1997 and December 22, 1997, S&P twice downgraded its rating of Korea's sovereign dollar-denominated obligations, from "A-" to "B+". Until late October 1997, S&P had rated Korea's sovereign dollar-denominated obligations "AA-".

  As of the date hereof, the net par amount (i.e., the principal amount guaranteed after giving effect to reinsurance) of direct obligations insured by CapMAC Assurance in Korea, Indonesia and Thailand, which were downgraded by S&P, are $425 million, $55 million and $25 million, respectively. In addition, CapMAC Assurance has reinsured an aggregate of approximately $320 million par amount of its policies for obligations in Korea, Indonesia and Thailand, of which $232.5 million has been reinsured with ASIA Ltd CapMAC Assurance has also reinsured an aggregate of approximately $481 million par amount of its policies on other investment grade obligations with ASIA Ltd, of which approximately $214 million is reinsurance for direct investment grade obligations issued by or on behalf of entities located in China, Hong Kong and Malaysia. In addition, CapMAC Assurance has relied on two policies issued by ASIA Ltd in the amounts of $30 million and $40 million, respectively, to obtain investment grade ratings on obligations insured by CapMAC Assurance. There have been no claims under any of these policies, the portfolio continues to perform within expectations and CapMAC's management currently does not anticipate any claims under such policies.

  On January 7, 1998, S&P placed ASIA Ltd on credit watch due to its large concentration of policies guaranteeing obligations of entities located in Korea and Indonesia, whose sovereign credit ratings had been lowered to "B+" and "BB" respectively. S&P indicated that unless ASIA Ltd arranged by January 15, 1998 to have all of its Korean exposure assumed by a third party, its rating would be downgraded to "BB". Between January 8 and January 15, 1998, ASIA Ltd, with the assistance of CapMAC and its other stockholders, tried to arrange a facility to assume ASIA Ltd's Korean exposure, but was unable to do so in that short time period. ASIA Ltd is continuing its efforts to implement a facility that would enable S&P to restore an investment grade rating. If ASIA Ltd fails to implement such a facility, its business would be adversely affected and CapMAC's investment in ASIA Ltd could be impaired.

  On January 8, 1998, in connection with its review of the exposure to Asian countries of all monoline financial guaranty companies, S&P asked CapMAC Assurance to provide information about its Asian exposure and to submit by January 16 information about its capital ratios based on certain tests used by S&P to determine the capital adequacy of financial guaranty companies. The next day S&P provided to CapMAC the capital ratios that it would be requiring for Asian obligations in light of the recent downgrades.

  On January 15, 1998, S&P downgraded ASIA Ltd's rating to "BB". ASIA Ltd's downgrading also resulted in corresponding downgrades in some obligations within CapMAC Assurance's insured portfolio. In addition, S&P advised CapMAC that in assessing CapMAC Assurance's capital adequacy it would no longer give any credit for the reinsurance that CapMAC Assurance had received from ASIA Ltd because such reinsurance was now from a non-investment grade provider.

  In response to these developments and CapMAC's concern that S&P might require CapMAC Assurance to obtain additional capital support, on January 8th and 9th CapMAC started discussions with third party reinsurers about participating in a reinsurance facility that would provide CapMAC Assurance with additional capital support in the event such support were to be required by S&P. By January 13th, several reinsurers had indicated their willingness to participate in and/or syndicate such a reinsurance facility, subject to their evaluation of further information.

  On January 14, 1998, CapMAC provided to S&P the requested information about its capital adequacy, which indicated that after applying the tests used by S&P to the Asian obligations guaranteed by CapMAC Assurance, as well as those reinsured by ASIA Ltd, CapMAC Assurance's capital ratios were below the ratios that S&P indicated were required for a triple-A monoline financial guaranty company. At the same time, CapMAC informed S&P that it was confident, based on its discussions with various reinsurers, that within a few days it would be able to arrange a reinsurance facility that would bring CapMAC Assurance's capital ratios back into compliance with S&P's requirements.

  On the morning of January 15, S&P informed CapMAC that it needed to provide S&P that same afternoon (when S&P planned to review ASIA Ltd's credit ratings and CapMAC Assurance's Asian exposure in light of recent events) with satisfactory assurances for a reinsurance or other capital support facility that would bring CapMAC Assurance's capital ratios into compliance with S&P's requirements. Based on its discussions with S&P, CapMAC estimated the amount of such additional support to be $100 million. Due to its concern that it would not be able to deliver such assurances in form acceptable to S&P by the specified deadline, which could result in CapMAC Assurance's ratings being placed on credit watch, CapMAC called MBIA to ask it to provide the capital support required by S&P, at least until alternative reinsurance arrangements could be put in place.

  In response to CapMAC's request, MBIA indicated that it would be prepared to provide a commitment for the necessary additional capital support, but that, in order to avoid prejudicing its rights under the Original Agreement, MBIA would do so only if CapMAC would acknowledge that the effect on CapMAC of CapMAC Assurance's Asian exposure and the imminent action contemplated by S&P gave MBIA the right to terminate the Original Agreement. CapMAC accepted MBIA's condition. MBIA then informed S&P that it would provide the required capital support to CapMAC Assurance, up to $90 million. CapMAC had made arrangements with other reinsurers for the additional required amount. As a result, S&P did not take any action with respect to CapMAC Assurance's ratings.

  During a meeting of CapMAC's Board of Directors convened later that afternoon to report all of these developments to the Board, Moody's called CapMAC to report that given its concerns about (i) CapMAC

Assurance's Asian exposure, (ii) the possible impact that recent events in Asia, including S&P's downgrading of ASIA Ltd, could have on CapMAC and (iii) the fact that such events created some uncertainty about whether the Merger would in fact be consummated, Moody's was considering immediately placing CapMAC Assurance on review for possible downgrade. At CapMAC's request, Moody's gave CapMAC until the next morning for CapMAC and MBIA to affirm that the Merger would not be affected by these events. Given these developments and the significant consequences that credit watch status by either Moody's or S&P could have on CapMAC, the Board of Directors authorized John B. Caouette, Chairman of the Board, President and Chief Executive Officer of CapMAC, to commence discussions with David H. Elliott, Chairman of MBIA, that evening to reaffirm the Merger and renegotiate the terms if necessary.

  That evening Messrs. Caouette and Elliott discussed these latest developments and Moody's request that CapMAC and MBIA reaffirm the Merger. Mr. Elliott indicated that MBIA was prepared to do so, but that due to the additional capital that MBIA estimated would be required by S&P to support CapMAC Assurance's Asian exposure, it could only do so if CapMAC agreed to a reduction in the Merger Consideration. After deliberating with his advisors, Mr. Elliott proposed to Mr. Caouette that the exchange ratio be revised so that the Merger Consideration at the Effective Time would equal $30.50 per share of CapMAC Common Stock (rather than $35.00 as originally provided) and that in contrast to the original terms, such exchange ratio would not be subject to any "collars" in the event of a significant change in the price of MBIA Common Stock. It was also proposed that MBIA be compensated on some basis for its commitment to provide the necessary capital support to CapMAC, and lastly that CapMAC's ability to provide information to and conduct negotiations with any potential bidder be suspended for a 90-day period.

  After further discussions between them and among their respective advisors, around midnight on January 15, 1998, Messrs. Elliott and Caouette agreed to an exchange ratio based on $31.00, without any "collars", a facility fee of $8 million in consideration for MBIA's capital support commitment to be paid to MBIA if the Merger Agreement were terminated under the circumstances triggering the payment of the $19.4 million Termination Fee, a 60-day suspension of CapMAC's ability to provide information to and conduct negotiations with any potential bidder and a mutual right to terminate the Merger Agreement if CapMAC's stockholders did not approve the Merger by March 15, 1998. The parties also agreed to amend the definition of "Material Adverse Effect" in the Original Agreement so that no further adverse developments in Asia would be considered a Material Adverse Effect for purposes of the preconditions to the Closing.

  Early the next morning of January 16, 1998, the Board of Directors of CapMAC met to consider the revised terms of the Merger. At that meeting, Mr. Caouette gave the Board the background leading up to the negotiations on January 15, 1998, he and the Company's legal advisors outlined the proposed revisions in the terms of the Merger and Salomon Brothers discussed financial aspects of the revised terms. Salomon Brothers rendered its oral opinion, confirmed by a subsequent written opinion dated the same date, that as of that date the revised consideration to be received by the holders of CapMAC Common Stock in the Merger was fair from a financial point of view to such stockholders. After discussion and consideration, the CapMAC Board voted unanimously (with 1 director not present) to approve the Amendment to the Original Agreement incorporating these revised terms. Mr. Elliott telephoned each of the members of the Board of Directors of MBIA early in the morning of January 16, 1998 and advised them of the previous evening's developments, including the terms of the Amendment. Each of the members of the Board orally indicated his or her approval of the Amendment and subsequently executed a unanimous written consent of the Board approving the Amendment. The Amendment was signed by the two companies late in the morning of January 16, 1998.

  In view of the circumstances outlined above, the CapMAC Board believes that the revised terms of the Merger are fair to and in the best interests of CapMAC and its stockholders and recommends that the holders of CapMAC Common Stock vote FOR approval and adoption of the Merger Agreement.

AMENDMENT TO MERGER AGREEMENT

  The following is a brief summary of certain aspects of the amendments to the Original Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is included in this Supplement as Annex A, and the Original Agreement, a copy of which is included in the Proxy Statement/Prospectus as Annex A, and which are incorporated herein by reference.

 Conversion of Shares

  By virtue of the Amendment, the Merger Agreement now provides that each share of CapMAC Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by CapMAC as treasury stock or owned by MBIA or Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled) will be converted into the right to receive that number of shares of MBIA Common Stock equal to the quotient (the "Exchange Ratio") determined by dividing $31.00 by the average of the closing sales prices of MBIA Common Stock as reported on the NYSE Composite Tape on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the Effective Time, rounded to the nearest 1/10,000th.

  The Original Agreement provided that the numerator in the Exchange Ratio was $35.00 and that the Exchange Ratio would be .6604 if the MBIA Common Stock Price was less than $53.00 and .5 if the MBIA Common Stock Price was more than $70.00 (the "Collar"). By virtue of the Amendment, the numerator in the Exchange Ratio was lowered from $35 to $31 and the Collar was eliminated.

  The table below illustrates the effect of the Amendment on the Exchange Ratio. BECAUSE THE EXCHANGE RATIO IS DETERMINED BY DIVIDING $31.00 BY THE MBIA COMMON STOCK PRICE, THE CALCULATION OF WHICH PRICE DEPENDS ON THE EFFECTIVE TIME OF THE MERGER, THE ACTUAL NUMBER OF SHARES (OR FRACTION OF A SHARE) OF MBIA COMMON STOCK EXCHANGEABLE IN THE MERGER FOR EACH SHARE OF CAPMAC COMMON STOCK MAY DIFFER FROM THE NUMBER OF SHARES OF MBIA COMMON STOCK INDICATED IN THE TABLE. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MBIA COMMON STOCK.

       ILLUSTRATION OF THE EFFECT OF THE AMENDMENT ON THE EXCHANGE RATIO

                                  EXCHANGE RATIO PRIOR EXCHANGE RATIO SUBSEQUENT
   TRADING AVERAGE                  TO THE AMENDMENT       TO THE AMENDMENT
   ---------------                -------------------- -------------------------
   $45.00........................        .6604                   .6889
   $55.00........................        .6364                   .5636
   $65.00........................        .5385                   .4769
   $75.00........................        .5000                   .4133

  Based on the closing price as reported on the NYSE Composite Tape on January
 , 1998 for the MBIA Common Stock of $   per share, shareholders of CapMAC
would receive .    shares of MBIA Common Stock in exchange for each of their
shares of CapMAC Common Stock.

 Definition of Material Adverse Effect

  By virtue of the Amendment, the Merger Agreement now provides that the definition of Material Adverse Effect is any adverse change or effect that is materially adverse to the financial condition, results of operations, assets, liabilities or business of a person or on the ability of such person to perform its obligations hereunder, but shall exclude any change or effect resulting from any occurrence or condition generally affecting the industry in which such person and its subsidiaries operate (including without limitation any change or proposed change in insurance laws or regulations in any jurisdiction or official interpretations thereof), any occurrence or condition relating to developments in Asia and any occurrence or condition arising out of the transactions contemplated by this Agreement or the public announcement thereof.

  The Original Agreement did not include the phrase "excluding any occurrence or condition relating to developments in Asia".

 Other Acquisition Proposals

  By virtue of the Amendment, the Merger Agreement now provides that after March 15, 1998, CapMAC may, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after January 16, 1998 by any person which was not encouraged, solicited or initiated by CapMAC or any of its officers, directors, employees, representatives or agents after the date of the Original Agreement, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the Board of Directors of CapMAC, (ii) the Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to CapMAC's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger, and (iii) the Board determines in good faith, based upon the advice of outside counsel to CapMAC, that taking any such action is necessary for the Board to comply with its fiduciary duty to stockholders under applicable law.

  The Original Agreement provided that CapMAC could take actions described in the preceding paragraph at any time, and not only after March 15, 1998.

 Termination

  By virtue of the Amendment, the Merger Agreement now provides that the Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time by MBIA or CapMAC if the CapMAC stockholder approval shall not have been obtained on or before March 15, 1998. The Original Agreement contained no such provision.

 Fees and Expenses

  By virtue of the Amendment, the Merger Agreement now provides for an additional fee of $8 million (the "Facility Fee") to be paid to MBIA by CapMAC in any circumstance under which CapMAC pays to MBIA the Termination Fee of $19 million. The Amendment also provides that, in addition to the other circumstances under which CapMAC must pay to MBIA the Termination Fee and the Facility Fee described in the Proxy Statement/Prospectus under "--The Merger Agreement--Fees and Expenses", if (1) MBIA terminates the Merger Agreement if the CapMAC stockholder approval shall not have been obtained on or before March 15, 1998 as described in the preceding paragraph, (2) prior to such termination an Acquisition Proposal shall have been publicly announced (other than an Acquisition Proposal made prior to the date of the Original Agreement) and (3) within six months thereafter, (A) CapMAC enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated involving any party (x) with whom CapMAC had any discussions with respect to an Acquisition Proposal, (y) to whom CapMAC furnished information with respect to or with a view to an Acquisition Proposal or (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in the case of each of clauses (x), (y) and (z), prior to such termination, or (B) CapMAC enters into a definitive agreement with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, CapMAC shall pay the Termination Fee and the Facility Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal.

OPINION OF CAPMAC'S FINANCIAL ADVISOR

  In connection with the Amendment, Salomon Brothers was requested to render an opinion as to the fairness, from a financial point of view, to the holders of CapMAC Common Stock of the revised consideration to be received by such holders in the Merger. Salomon Brothers rendered an opinion to the CapMAC Board on January 16, 1998 to the effect that, based upon and subject to the considerations set forth in such opinion, as of such date, the consideration to be received by the holders of CapMAC Common Stock in the Merger was fair to such holders from a financial point of view.

  The full text of Salomon Brothers' January 16, 1998 fairness opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this Supplement. The summary of Salomon Brothers' opinion set forth below is qualified in its entirety by reference to the full text of such opinion. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

  In connection with rendering its opinion, Salomon Brothers reviewed and analyzed, among other things, the following: (i) the Original Agreement, including the Exhibits and Schedules thereto; (ii) the Amendment; (iii) certain publicly available information concerning CapMAC, including the Annual Reports on Form 10-K of CapMAC for each of the years in the two year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of CapMAC for each of the quarters from March 31, 1996 through September 30, 1997; (iv) certain internal information, primarily financial in nature, including projections, concerning the business and operations of CapMAC furnished to Salomon Brothers by CapMAC for purposes of its analysis; (v) certain other information concerning the properties, investments, capital requirements, business and operations of CapMAC and the impact thereon of recent developments, particularly the credit agency downgrading to below investment grade of the sovereign credit ratings of various Asian countries, including various countries in which CapMAC Assurance has exposure, and of ASIA Ltd, a bond guarantor specializing in Asian obligations in which CapMAC has an 11% equity interest, and the corresponding downgrade in selected underlying ratings within CapMAC Assurance's insured portfolio; (vi) statutory financial information of CapMAC's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (vii) certain publicly available information concerning the trading of, and the trading market for, CapMAC Common Stock; (viii) certain publicly available information concerning MBIA, including the Annual Reports on Form 10-K of MBIA for each of the years in the three year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of MBIA for each of the quarters in the two year period ended September 30, 1997; (ix) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of MBIA furnished to Salomon Brothers by MBIA for purposes of its analysis; (x) statutory financial information of MBIA's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (xi) certain publicly available information concerning the trading of, and the trading market for, the MBIA Common Stock; (xii) certain publicly available information with respect to certain other companies that Salomon Brothers believed to be comparable to CapMAC and to MBIA, and the trading markets for certain of such other companies' securities; and (xiii) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Brothers considered relevant to its inquiry. Salomon Brothers had also been advised that CapMAC was informed by the ratings agencies that it was likely to have its credit ratings put on review for possible downgrade as a result of recent developments, particularly related to the exposure of CapMAC Assurance's insured portfolio for securities issued by recently downgraded Asian issuers, in the absence of additional capital support. Salomon Brothers also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Brothers also met with certain officers and employees of CapMAC and MBIA to discuss the foregoing as well as other matters Salomon Brothers believed relevant to its inquiry.

  In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed responsibility for verifying any of such information and further relied upon the assurances of management of CapMAC that they are not aware of any facts that would make any of such information inaccurate or misleading. Salomon Brothers did not conduct a physical inspection of any of the properties or facilities of CapMAC or MBIA, nor did it make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, Salomon Brothers assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CapMAC and MBIA, respectively, as to the respective future financial performance of CapMAC and MBIA. Salomon Brothers expressed no view with respect to such projections or the assumptions on which they were based. Salomon Brothers further assumed that the conditions precedent to the Merger contained in the Merger Agreement will be satisfied and the Merger will be consummated in accordance with the terms of the Merger Agreement.

  In conducting its analysis and arriving at its January 16, 1998 opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial position and results of operations of CapMAC and MBIA; (ii) the business prospects of CapMAC and MBIA, including, with respect to CapMAC Assurance, the impact of recent developments in Asia affecting its insured portfolio exposure and capital requirements and the likelihood that its credit ratings would be put on review for a possible downgrade as a result thereof; (iii) the historical and current market for CapMAC Common Stock, the MBIA Common Stock and the equity securities of certain other companies that Salomon Brothers believed to be comparable to CapMAC or MBIA, and the potential market performance of CapMAC Common Stock as a result of a likely review of, and possible downgrade in, the credit ratings of CapMAC Assurance in the absence of additional capital support; and (iv) the nature and terms of certain other acquisition transactions that Salomon Brothers believed to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. Salomon Brothers' opinion necessarily was based upon conditions as they existed and could be evaluated on the date thereof and Salomon Brothers assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after such date. Salomon Brothers' opinion does not constitute an opinion or imply any conclusions as to the likely trading range for the MBIA Common Stock following consummation of the Merger. Salomon Brothers' opinion was for the sole benefit of the CapMAC Board in its consideration of the Merger and the Amendment and was, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of CapMAC Common Stock in the Merger and does not address CapMAC's underlying business decision to effect the Merger or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Merger.

  Salomon Brothers has advised the CapMAC Board that, based on an express disclaimer in the Engagement Letter, Salomon Brothers does not believe that any person (including a stockholder of CapMAC), other than CapMAC or the CapMAC Board, has a legal right to rely upon its fairness opinion to support any claims against Salomon Brothers arising under applicable state law and that, should any such claims be brought against Salomon Brothers by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the CapMAC Board under applicable state law. Nor would the availability of such a state law defense to Salomon Brothers have any effect on the rights and responsibilities of either Salomon Brothers or the CapMAC Board under the federal securities laws.

  In connection with its opinion dated January 16, 1998, Salomon Brothers updated certain of the analyses performed in connection with its prior opinion delivered on November 13, 1997, as described in the Proxy Statement/Prospectus, and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. Salomon Brothers analyzed the impact of recent developments in Asia affecting CapMAC Assurance's insured portfolio exposure and additional capital requirements, as well as the potential impact on its investment in ASIA Ltd. In that connection, based upon management's estimate of the additional capital that could be required to be maintained by CapMAC as a result of those developments, Salomon Brothers calculated the aggregate potential cost to CapMAC of such additional capital. Salomon Brothers calculated an aggregate loss in value per share of CapMAC Common Stock resulting from such recent developments ranging from $2.86 per share to $5.33 per share. In light of this diminution in the implied value of the shares of CapMAC Common Stock derived from the various analyses performed by Salomon Brothers, as noted above, Salomon Brothers confirmed its opinion, based upon and subject to the considerations set forth in the January 16, 1998 written opinion included with this Supplement, that the consideration to be received by the holders of CapMAC Common Stock in the Merger was fair to such holders, from a financial point of view, as of such date.

PRO FORMA FINANCIAL INFORMATION UPDATE

  The following table presents selected financial data of MBIA and CapMAC, on a pro forma basis, giving effect to the revised Exchange Ratio. This section supersedes the information provided in the Proxy Statement/Prospectus under "SUMMARY PRO FORMA PER SHARE AND OTHER DATA" and "SELECTED PRO FORMA FINANCIAL DATA". Pro forma data was derived by combining the historical financial statements of MBIA with CapMAC's historical financial information, giving effect to the Merger using the "pooling of interests" method of accounting.

  Pro forma income statement-related per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented. These amounts do not include non-recurring items directly attributable to the Merger, including change in control costs and fees for investment bankers, accountants, and attorneys, or to MBIA's estimate of the expected annual operating expense savings from the Merger. Pro forma book value per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented and do not include the effect of additional shares that may be issued as a result of the exercise of CapMAC stock options.

  The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and notes thereto of MBIA and CapMAC, which are incorporated herein by reference. Pro forma balance sheets and income statement are not presented herein since CapMAC does not fall within the definition of a "significant business" as defined in Rule 11-01(b) of Regulation S-X.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the date indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                                         NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1992        1993         1994        1995        1996        1996        1997
                          ----------  ----------   ----------  ----------  ----------  ----------  ----------
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
 Insurance:
  Gross premiums
   written..............  $    386.3  $    504.2   $    405.5  $    406.0  $    533.5  $    385.5  $    439.8
  Net premiums written..       349.5       453.1        345.2       344.9       463.5       338.7       376.7
  Premiums earned.......       175.1       248.8        241.4       244.3       292.3       215.9       256.5
  Advisory fees and
   other income.........         1.1         4.9         11.3        17.0        27.1        21.3        17.9
  Net investment
   income...............       160.5       189.1        204.2       232.7       265.5       196.0       221.4
  Net realized gains....        10.0        11.2         10.2        12.7         9.9         9.8        11.8
 Income before income
  taxes and minority
  interest..............       254.4       342.0        354.3       379.7       456.0       342.9       385.1
 Net income.............       196.6       271.5        277.3       294.9       355.8       267.2       300.6
PER SHARE DATA(1):
 Earnings(2)............  $     2.24  $     2.98   $     3.06  $     3.25  $     3.75  $     2.82  $     3.11
 Dividends declared.....        0.38        0.47         0.57        0.66        0.73        0.54        0.58
 Book value(2)..........       17.24       19.96        21.27       27.54       29.68       28.42       33.42
BALANCE SHEET DATA:
 Investments............  $  2,701.2  $  3,734.7   $  5,069.4  $  6,937.1  $  8,008.0  $  7,549.4  $  8,578.6
 Total assets...........     3,233.9     4,319.3      5,700.8     7,658.8     9,019.2     8,382.4     9,897.7
 Deferred premium
  revenue...............     1,202.2     1,412.9      1,538.1     1,662.1     1,854.2     1,795.3     1,989.6
 Loss and loss
  adjustment expense
  reserve...............        28.4        37.5         45.3        49.0        70.3        61.2        88.6
 Long-term debt.........       313.6       313.7        313.8       388.9       389.0       389.0       488.8
 Shareholders' equity...     1,536.8     1,767.8      1,885.4     2,510.8     2,790.1     2,660.8     3,248.4
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(3)(5):
  Loss ratio............         3.7%        3.5 %        3.9%        5.6%        6.9%        6.4%        6.8 %
  Expense ratio.........        36.5%       31.2 %       32.8%       34.4%       32.1%       32.6%       30.5 %
  Combined ratio........        40.2%       34.7 %       36.7%       40.0%       39.0%       39.0%       37.3 %
 SAP Basis(4)(5):
  Loss ratio............         2.2%       (3.3)%        8.7%        0.4%        1.7%        1.9%       (0.2)%
  Expense ratio.........        23.0%       22.0 %       28.3%       27.2%       22.6%       23.0%       22.1 %
  Combined ratio........        25.2%       18.7 %       37.0%       27.6%       24.3%       24.9%       21.9 %
OTHER FINANCIAL DATA--
 NET INSURANCE IN FORCE:
 Net par amount
  outstanding...........  $116,134.0  $146,992.8   $173,714.9  $201,263.9  $252,899.1  $235.085.4  $291,002.4
 Net debt service
  outstanding...........   227,989.1   273,630.3    315,339.6   359,175.2   434,417.1   408,352.4   493,643.4

-------
(1) Per share amounts have been restated to reflect MBIA's 2-for-1 stock split in October 1997.
(2) Assumes an MBIA Common Stock Price of $67 1/16, the closing price on January 16, 1998, and an Exchange Ratio of .4623.
(3) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K") which is incorporated herein by reference).
(4) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(5) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the 1996 Form 10-K.

FILINGS AND APPROVAL BY INSURANCE REGULATORS UPDATE

  Before the Merger can be effected, the prior approval of the New York Insurance Department and the Commission de Controle des Assurances de France ("Commission des Assurances") must be obtained. MBIA has made the necessary filings with the aforementioned insurance regulatory authorities to obtain such approvals and is prepared to make any additional filings where necessary. While the parties are still awaiting notification of approval from the New York Insurance Department and the Commission des Assurance, the responses of such agencies are expected to be received shortly after the Special Meeting.

                                                                        ANNEX A

                                AMENDMENT NO. 1

                                      TO

                         AGREEMENT AND PLAN OF MERGER

  AMENDMENT NO. 1, dated January 16, 1998, to AGREEMENT AND PLAN OF MERGER, dated as of November 13, 1997 (the "Original Agreement", and as so amended, the "Agreement"), among MBIA INC., a Connecticut corporation ("Parent"), CMA ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and CAPMAC HOLDINGS INC., a Delaware corporation (the "Company").

  WHEREAS, the Company, Parent and Sub have entered into the Original
Agreement;

  WHEREAS, the Company, Parent and Sub now wish to amend the Original Agreement as hereinafter provided;

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:

    1. The preamble to the Original Agreement is hereby amended to read in its entirety as follows:

      AGREEMENT AND PLAN OF MERGER, dated as of November 13, 1997, as amended by Amendment No. 1 thereto, dated January 16, 1998 (as so amended, the "Agreement"), among MBIA INC., a Connecticut corporation ("Parent"), CMA ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and CAPMAC HOLDINGS INC., a Delaware corporation (the "Company").

    2. The second sentence of Section 1.6(a) of the Original Agreement is hereby amended to read in its entirety as follows:

      For purposes of this Agreement, "Exchange Ratio" means $31.00 divided by the Parent Common Stock Price (as defined below), rounded to the nearest 1/10,000.

    3. The second paragraph of Section 2.1 of the Original Agreement is hereby amended to read in its entirety as follows:

      As used in this Agreement, "Material Adverse Effect" means any adverse change or effect that is materially adverse to the financial condition, results of operations, assets, liabilities or business of a person or on the ability of such person to perform its obligations hereunder, but shall exclude any change or effect resulting from any occurrence or condition generally affecting the industry in which such person and its subsidiaries operate (including without limitation any change or proposed change in insurance laws or regulations in any jurisdiction or official interpretations thereof), any occurrence or condition relating to developments in Asia and any occurrence or condition arising out of the transactions contemplated by this Agreement or the public announcement thereof.

    4. The second sentence of Section 5.4(b) of the Original Agreement shall be amended to read in its entirety as follows:

      Notwithstanding the foregoing, the Company may, at any time after March 15, 1998, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after the date hereof by any person which was not encouraged, solicited or initiated by the Company or any of its officers, directors, employees, representatives or agents after the date hereof, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the Board of Directors of the Company, (ii) the Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to the Company's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger (a proposal described in this clause (ii), a "Superior Proposal"), and
    (iii) the Board determines in good faith, based upon the advice of outside counsel to the Company, that taking any such action is necessary for the Board to comply with its fiduciary duty to stockholders under applicable law.

    5. Section 7.1(b) of the Original Agreement is hereby amended by deleting the word "or" where it appears at the end of clause (ii) thereof, replacing the period at the end of clause (iii) thereof with "; or", and by adding a new clause (iv) thereto reading as follows:

      (iv) if the Company Stockholder Approval shall not have been obtained on or before March 15, 1998.

    6. Section 7.1(d) of the Original Agreement is hereby amended to read in its entirety as follows:

      (d) By the Company in accordance with Section 5.4; provided that such termination under this clause (d) shall not be effective until the Company has made payment of the Termination Fee and the Facility Fee required by Section 7.3.

    7. Section 7.3(a) of the Original Agreement is hereby amended to read in its entirety as follows:

      (a) The Company shall pay, or cause to be paid, in same day funds to Parent $19.4 million (the "Termination Fee") and $8 million (the "Facility Fee") under the circumstances and at the times set forth as follows:

        (i) if Parent terminates this Agreement pursuant to Section 7.1(c) hereof, the Company shall pay the Termination Fee and the Facility Fee upon demand;

        (ii) if the Company terminates this Agreement pursuant to Section 7.1(d) hereof, the Company shall pay the Termination Fee and the Facility Fee concurrently therewith;

        (iii) if (1) Parent terminates this Agreement pursuant to Section 7.1(b)(iii), 7.1(b)(iv) or 7.1(e) and (2) prior to such termination an Acquisition Proposal shall have been publicly announced (other than an Acquisition Proposal made prior to the date hereof) and (3) within six months thereafter, (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated involving any party (x) with whom the Company had any discussions with respect to an Acquisition Proposal, (y) to whom the Company furnished information with respect to or with a view to an Acquisition Proposal or (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in the case of each of clauses (x), (y) and
      (z), prior to such termination, or (B) the Company enters into a definitive agreement with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or
      (B) above, the Company shall pay the Termination Fee and the Facility Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal.

    8. This Amendment shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

    9. Except as expressly provided in this Amendment, the Original Agreement shall continue in full force and effect in accordance with the provisions thereof.

    10. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

                                          MBIA INC.

                                          By: /s/ David H. Elliott
                                             ----------------------------------
                                             Name: David H. Elliott
                                             Title: Chairman

                                          CMA ACQUISITION CORPORATION

                                          By: /s/ David H. Elliott
                                             ----------------------------------
                                             Name: David H. Elliott
                                             Title: President

                                          CAPMAC HOLDINGS INC.

                                          By: /s/ Ram D. Wertheim
                                             ----------------------------------
                                             Name: Ram D. Wertheim
                                             Title: Managing Director and
                                              General Counsel

SALOMON BROTHERS INC                                                     ANNEX B
Seven World Trade Center
New York, New York 10048

212-783-7000

                                                        -----------------
                                                          SALOMON BROTHERS
                                                          ---------------------
--------------------------------------------------------------------------------
                  SALOMON BROTHERS INC & WORLDWIDE AFFILIATES
--------------------------------------------------------------------------------
Atlanta . Bangkok . Beijing . Boston . Chicago . Frankfurt . Hong Kong . London
 . Los Angeles . Madrid . Melbourne . Mexico . Milan . Moscow . New Delhi . New York . Osaka . Paris . San Francisco . Seoul . Singapore . Sydney . Taipei . Tokyo . Toronto . Zug . Zurich
                                                                January 16, 1998

Board of Directors
CapMAC Holdings Inc.
885 Third Avenue
New York, New York 10022

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $.01 per share (the "Company Common Stock"), of CapMAC Holdings Inc. (the "Company") of the consideration to be received by such stockholders in the revised proposed merger (the "Proposed Merger") of the Company with MBIA Inc. ("MBIA") pursuant to the Agreement and Plan of Merger (the "Agreement"), dated as of November 13, 1997, among MBIA, CMA Acquisition Corporation ("Acquisition Sub") and the Company, as amended by Amendment No. 1 (the "Amendment"), dated January 16, 1998, to the Agreement, among MBIA, Acquisition Sub and the Company (as so amended, the "Amended Agreement").

  As more specifically set forth in the Amended Agreement, in the Proposed Merger Acquisition Sub will be merged into the Company and each issued and outstanding share of the Company Common Stock will be converted into the right to receive shares of common stock, $1 par value, of MBIA ("MBIA Common Stock") valued at $31.00, based on the Average Closing Price (as defined below) of MBIA Common Stock. As used herein, the Average Closing Price shall mean the average of the closing sale prices of MBIA Common Stock on the New York Stock Exchange Composite Transactions Tape as reported by The Wall Street Journal on each of the 15 consecutive trading days immediately preceding the third trading day prior to the effective time of the Proposed Merger.

  As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the Proposed Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Proposed Merger. Additionally, Salomon Brothers Inc has previously rendered certain investment banking and financial services to the Company and MBIA, for which we received customary compensation. In addition, in the ordinary course of our business, we actively trade the debt and equity securities of both the Company and MBIA for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the Exhibits and Schedules thereto; (ii) the Amendment; (iii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the two year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of the Company for each of the quarters from March 31, 1996 through September 30, 1997; (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (v) certain other information concerning the properties, investments, capital requirements, business and operations of the

Company and the impact thereon of recent developments, particularly the credit agency downgrading to below investment grade of the sovereign credit ratings of various Asian countries, including various countries in which the Company has exposure, and of Asian Securitization and Infrastructure Assurance (pte) Ltd, a bond guarantor specializing in Asian obligations in which the Company has an 11% equity interest, and the corresponding downgrade in selected underlying ratings within the Company's insured portfolio; (vi) statutory financial information of the Company's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (vii) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (viii) certain publicly available information concerning MBIA, including the Annual Reports on Form10-K of MBIA for each of the years in the three year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of MBIA for each of the quarters in the two year period ended September 30, 1997; (ix) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of MBIA furnished to us by MBIA for purposes of our analysis;
(x) statutory financial information of MBIA's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (xi) certain publicly available information concerning the trading of, and the trading market for, the MBIA Common Stock; (xii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and to MBIA, and the trading markets for certain of such other companies' securities; and (xiii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also been advised that the Company was informed by the rating agencies that it was likely to have its credit ratings put on review for possible downgrade as a result of recent developments, particularly related to the exposure of the Company's insured portfolio for securities issued by recently downgraded Asian issuers, in the absence of additional capital support. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also met with certain officers and employees of the Company and MBIA to discuss the foregoing as well as other matters we believe relevant to our inquiry.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company or MBIA, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and MBIA as to the respective future financial performance of the Company and MBIA and we express no view with respect to such projections or the assumptions on which they were based. We further have assumed that the conditions precedent to the Proposed Merger contained in the Amended Agreement will be satisfied and the Proposed Merger will be consummated in accordance with the terms of the Amended Agreement.

  In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial position and results of operations of the Company and MBIA; (ii) the business prospects of the Company and MBIA, including, with respect to the Company, as a result of the impact of recent developments in Asia affecting its insured portfolio exposure and capital requirements and the likelihood that its credit ratings would be put on review for a possible downgrade as a result thereof; (iii) the historical and current market for the Company Common Stock, the MBIA Common Stock and the equity securities of certain other companies that we believe to be comparable to the Company or MBIA, and the potential market performance of the Company Common Stock as a result of a likely review of, and possible downgrade in, the credit ratings of the Company in the absence of additional capital support; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion as expressed below does not constitute an opinion or imply any conclusions as to the likely trading range for the MBIA Common Stock following consummation of the Proposed Merger. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the Proposed Merger and does not address the Company's underlying business decision to effect the Proposed Merger or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Proposed Merger.

  This opinion is intended solely for the benefit of the Board of Directors of the Company in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Brothers Inc, except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Brothers Inc and its relationship with the Company (in each case in such form as Salomon Brothers Inc shall approve) may be included in, the proxy statement the Company distributes to holders of Company Common Stock in connection with the Proposed Merger and in the registration statement on Form S-4 filed by MBIA of which such proxy statement forms a part.

  Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of the Company Common Stock in the Proposed Merger is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          Salomon Brothers Inc

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  MBIA was incorporated under the laws of the State of Connecticut in 1986.
Section 33-771 of the Connecticut Business Corporation Act (the "CBCA") states that, unless its certificate of incorporation otherwise provides, a Corporation formed under Connecticut law prior to January 1, 1997 shall indemnify under Sections 33-770 to 33-778, inclusive, as amended, a director to the same extent the corporation is permitted to provide the same to a director pursuant to Section 33-771(a)(1), (b), (c) and (d). The obligation to indemnify is subject to certain limitations set forth in Section 33-775 of the CBCA, which require a determination in each case, in the manner set forth in
Section 33-775, that indemnification of the director is permissible and authorized. Under Section 33-774 of the CBCA, a director may also apply to a court of competent jurisdiction for indemnification. Section 33-776(d) of the CBCA provides that a corporation incorporated under Connecticut law prior to January 1, 1997 shall also indemnify each of its officers who is not a director to the same extent as the corporation is permitted to provide the same to a director under Section 33-771(a)(1), (b), (c) and (d), as limited by
Section 33-775. The general counsel or other officers specified by the Board of Directors may make the determination required by Section 33-775, in addition to the persons specified in that Section.

  In general, Section 33-771 provides that a corporation may indemnify an individual made a party to a proceeding because he is a director against liability incurred in the proceeding if: (1) (A) he conducted himself in good faith; (B) he reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation and
(ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (2) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by Section 33-636(b)(5) of the CBCA. Sections 33-772 and 33-773 of the CBCA require or permit a corporation, in certain circumstances and subject to certain limitations set forth therein, to also indemnify a director against reasonable expenses incurred in such a proceeding.

  Section 33-771(d) provides that, unless ordered by a court, a corporation may not indemnify a director (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under 33-771(a); or (2) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled whether or not involving action in his official capacity.

  MBIA has purchased insurance providing officers and directors of MBIA (and their heirs and other legal representatives) coverage against certain liabilities arising from any negligent act, error, omission or breach of duty claimed against them solely by reason of their being such officers and directors, and providing coverage for MBIA against its obligation to provide indemnification as required by the above-described statutes and the Amended and Restated Certificate of Incorporation. The insurance policy has a $50 million aggregate policy limit for any loss or losses during the policy year.

  The Amended and Restated Shareholders' Agreement among MBIA and its Founding Shareholders provides for indemnification of the shareholders that are parties thereto under certain circumstances (filed as Exhibit 10.30 to MBIA's Registration Statement on Form S-1 (Registration No. 33-14474)).

ITEM 21. EXHIBITS

   2.01 Agreement and Plan of Merger, dated as of November 13, 1997, among CapMAC Holdings, Inc., MBIA Inc. and CMA Acquisition Corporation (included as Annex A to the Proxy Statement/Prospectus).
   2.02 Amendment No. 1, dated January 16, 1998, to the Agreement and Plan of Merger, dated as of November 13, 1997, among CapMAC Holdings Inc., MBIA Inc. and CMA Acquisition Corporation (included as Annex A to the Supplement).
   4.01 Specimen stock certificates representing shares of Common Stock, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, filed with the Commission on May 21, 1987 (Registration No. 33-14474).
   4.02 Rights Agreement, dated as of December 12, 1991, between MBIA Inc. and Mellon Bank, N.A., as Rights Agent, incorporated by reference to
        Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission December 31, 1991, as amended by Amendment No. 1 to the Rights Agreement, incorporated by reference to Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission on October 27, 1994.
   5.01 Opinion of Day, Berry & Howard.
   8.01 Opinion of Debevoise & Plimpton as to tax matters.
   8.02 Opinion of Simpson Thacher & Bartlett as to tax matters.
  23.01 Consent of Coopers & Lybrand L.L.P.
  23.02 Consent of KPMG Peat Marwick LLP.
  23.03 Consent of Day, Berry & Howard (contained in Exhibit 5.01).
  23.04 Consent of Debevoise & Plimpton (contained in Exhibit 8.01).
  23.05 Consent of Simpson Thacher & Bartlett (contained in Exhibit 8.02).
  23.06 Consent of Salomon Brothers Inc (contained in Exhibit 99.05).
  24.01 Powers of Attorney.
  99.01 Opinion of Salomon Brothers Inc dated December 29, 1997 (included as Annex B to the Proxy Statement/Prospectus).
  99.02 Form of proxy card accompanying the Proxy Statement/Prospectus.
  99.03 Chairman's letter to stockholders of CapMAC accompanying the Proxy Statement/Prospectus.
  99.04 Notice of Special Meeting of stockholders of CapMAC.
  99.05 Opinion of Salomon Brothers Inc dated January 16, 1998 (included as Annex B to the Supplement).
  99.06 Form of proxy card accompanying the Supplement.
  99.07 Chairman's letter to stockholders of CapMAC accompanying the Supplement.

ITEM 22. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (8) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ARMONK, STATE OF NEW YORK, ON JANUARY 21, 1998.

                                          MBIA INC.
                                          (Registrant)

                                                  /s/ David H. Elliott
                                          By: _________________________________
                                            DAVID H. ELLIOTT CHAIRMAN, CHIEF
                                             EXECUTIVE OFFICER AND DIRECTOR

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

        /s/ David H. Elliott           Chairman, Chief           January 21,
-------------------------------------   Executive Officer            1998
          DAVID H. ELLIOTT              and Director
                                        (principal
                                        executive officer)

        /s/ Richard L. Weill           President and             January 21,
-------------------------------------   Director                     1998
          RICHARD L. WEILL

      /s/ Julliette S. Tehrani         Executive Vice            January 21,
-------------------------------------   President, Chief             1998
        JULLIETTE S. TEHRANI            Financial Officer
                                        and Treasurer
                                        (principal
                                        financial officer)

      /s/ Elizabeth B. Sullivan        Vice President and        January 21,
-------------------------------------  Controller                    1998
        ELIZABETH B. SULLIVAN          (principal
                                       accounting officer)

                  *                    Director                  January 21,
-------------------------------------                                1998
        JOSEPH W. BROWN, JR.

                  *                    Director                  January 21,
-------------------------------------                                1998
           DAVID C. CLAPP

              SIGNATURE                         TITLE                DATE

                  *                     Director                 January 21,
-------------------------------------                                1998
         CLAIRE L. GAUDIANI

                  *                     Director                 January 21,
-------------------------------------                                1998
        WILLIAM H. GRAY, III

                  *                     Director                 January 21,
-------------------------------------                                1998
          FREDA S. JOHNSON

                  *                     Director                 January 21,
-------------------------------------                                1998
          DANIEL P. KEARNEY

                  *                     Director                 January 21,
-------------------------------------                                1998
         JAMES A. LEBENTHAL

                  *                     Director                 January 21,
-------------------------------------                                1998
        PIERRE-HENRI RICHARD

                  *                     Director                 January 21,
-------------------------------------                                1998
            JOHN A. ROLLS

         /s/ Louis G. Lenzi
*By: ________________________________
   LOUIS G. LENZI ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

   *2.01 Agreement and Plan of Merger, dated as of November 13, 1997, among
         CapMAC Holdings, Inc., MBIA Inc. and CMA Acquisition Corporation
         (included as Annex A to the Proxy Statement/Prospectus).
  **2.02 Amendment No. 1, dated January 16, 1998, to the Agreement and Plan of
         Merger, dated as of November 13, 1997, among CapMAC Holdings Inc.,
         MBIA Inc. and CMA Acquisition Corporation (included as Annex A to the
         Supplement).
   *4.01 Specimen stock certificates representing shares of Common Stock, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, filed with the Commission on May 21, 1987 (Registration
         No. 33-14474).
   *4.02 Rights Agreement, dated as of December 12, 1991, between MBIA Inc. and
         Mellon Bank, N.A., as Rights Agent, incorporated by reference to
         Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission December 31, 1991, as amended by Amendment No. 1 to the Rights Agreement, incorporated by reference to Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission on October 27, 1994.
   *5.01 Opinion of Day, Berry & Howard.
   *8.01 Opinion of Debevoise & Plimpton as to tax matters.
   *8.02 Opinion of Simpson Thacher & Bartlett as to tax matters.
 **23.01 Consent of Coopers & Lybrand L.L.P.
 **23.02 Consent of KPMG Peat Marwick LLP.
  *23.03 Consent of Day, Berry & Howard (contained in Exhibit 5.01).
  *23.04 Consent of Debevoise & Plimpton (contained in Exhibit 8.01).
  *23.05 Consent of Simpson Thacher & Bartlett (contained in Exhibit 8.02).
 **23.06 Consent of Salomon Brothers Inc (contained in Exhibit 99.05).
  *24.01 Powers of Attorney.
  *99.01 Opinion of Salomon Brothers Inc dated December 29, 1997 (included as
         Annex B to the Proxy Statement/Prospectus).
  *99.02 Form of proxy card accompanying the Proxy Statement/Prospectus.
  *99.03 Chairman's letter to stockholders of CapMAC accompanying the Proxy
         Statement/Prospectus.
  *99.04 Notice of Special Meeting of stockholders of CapMAC.
 **99.05 Opinion of Salomon Brothers Inc dated January 16, 1998 (included as
         Annex B to the Supplement).
 **99.06 Form of proxy card accompanying the Supplement.
 **99.07 Chairman's letter to stockholders of CapMAC accompanying the Supplement.

--------
 *Previously filed
**Filed herewith